News Release

Yukon Government Issues Positive Decision Document
for Bellekeno Mine Permitting

July 14, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to report that the Yukon Government has issued a positive Decision Document agreeing with the recommendation of the Yukon Environmental and Socioeconomic Assessment Board that the Bellekeno Mine project should proceed. The issuance of this Decision Document completes the environmental and socioeconomic assessment of the Bellekeno Mine project, providing a framework for mitigations that will be included in both the Quartz Mining Licence and the Type A Water Use Licence.

Based on this Decision Document, the Yukon Government will now proceed with drafting the terms of the Quartz Mining Licence for the Bellekeno Mine, anticipated by Alexco to be issued by the end of summer consistent with its planned development schedule.

With the environmental and socioeconomic assessment now complete, Alexco intends to submit its application for Bellekeno’s Water Use Licence within the next two weeks, with its issuance by the Yukon Water Board targeted by the first quarter of 2010.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill silver district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
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Vancouver, BC V6C 1S4